UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               CENTENE CORPORATION
                               -------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    15135B101
                                    ---------
                                 (CUSIP Number)

                                December 31, 2002
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

               [ ]     Rule 13d-1(b)
               [ ]     Rule 13d-1(c)
               [X]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 15 Pages
                             Exhibit Index: Page 14

                                  SCHEDULE 13G

CUSIP No.  15135B101                                          Page 2 of 15 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  STRATEGIC INVESTMENT PARTNERS LIMITED

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                             a.    [ ]
                                             b.    [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                      5        Sole Voting Power
Number of                             0
 Shares
Beneficially          6        Shared Voting Power
 Owned By                             0
  Each
Reporting             7        Sole Dispositive Power
  Person                              0
   With
                      8        Shared Dispositive Power
                                      0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                             0

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                             [  ]

11       Percent of Class Represented By Amount in Row (9)

                              0%

12       Type of Reporting Person (See Instructions)

                              CO

                                  SCHEDULE 13G

CUSIP No.  15135B101                                          Page 3 of 15 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  QUASAR INTERNATIONAL PARTNERS C.V.

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                             a.    [ ]
                                             b.    [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  NETHERLANDS ANTILLES

                      5        Sole Voting Power
Number of                             0
 Shares
Beneficially          6        Shared Voting Power
 Owned By                             0
  Each
Reporting             7        Sole Dispositive Power
  Person                              0
   With
                      8        Shared Dispositive Power
                                      0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                             0

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                             [  ]

11       Percent of Class Represented By Amount in Row (9)

                              0%

12       Type of Reporting Person (See Instructions)

                              OO

                                  SCHEDULE 13G

CUSIP No.  15135B101                                          Page 4 of 15 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                             a.    [ ]
                                             b.    [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                      5        Sole Voting Power
Number of                             0
 Shares
Beneficially          6        Shared Voting Power
 Owned By                             0
  Each
Reporting             7        Sole Dispositive Power
  Person                              0
   With
                      8        Shared Dispositive Power
                                      0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                             0

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                             [  ]

11       Percent of Class Represented By Amount in Row (9)

                              0%

12       Type of Reporting Person (See Instructions)

                              OO; IV

                                  SCHEDULE 13G

CUSIP No.  15135B101                                          Page 5 of 15 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                             a.    [ ]
                                             b.    [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                      5        Sole Voting Power
Number of                             0
 Shares
Beneficially          6        Shared Voting Power
 Owned By                             0
  Each
Reporting             7        Sole Dispositive Power
  Person                              0
   With
                      8        Shared Dispositive Power
                                      0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                             0

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                             [  ]

11       Percent of Class Represented By Amount in Row (9)

                              0%

12       Type of Reporting Person (See Instructions)

                              PN; IA

                                  SCHEDULE 13G

CUSIP No.  15135B101                                          Page 6 of 15 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  QIH MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                             a.    [ ]
                                             b.    [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                      5        Sole Voting Power
Number of                             0
 Shares
Beneficially          6        Shared Voting Power
 Owned By                             0
  Each
Reporting             7        Sole Dispositive Power
  Person                              0
   With
                      8        Shared Dispositive Power
                                      0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                             0

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                             [  ]

11       Percent of Class Represented By Amount in Row (9)

                              0%

12       Type of Reporting Person (See Instructions)

                              OO

                                  SCHEDULE 13G

CUSIP No.  15135B101                                          Page 7 of 15 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                             a.    [ ]
                                             b.    [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                      5        Sole Voting Power
Number of                             0
 Shares
Beneficially          6        Shared Voting Power
 Owned By                             0
  Each
Reporting             7        Sole Dispositive Power
  Person                              0
   With
                      8        Shared Dispositive Power
                                      0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                             0

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                             [  ]

11       Percent of Class Represented By Amount in Row (9)

                              0%

12       Type of Reporting Person (See Instructions)

                              OO; IA

                                  SCHEDULE 13G

CUSIP No.  15135B101                                          Page 8 of 15 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                             a.    [ ]
                                             b.    [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                      5        Sole Voting Power
Number of                             0
 Shares
Beneficially          6        Shared Voting Power
 Owned By                             0
  Each
Reporting             7        Sole Dispositive Power
  Person                              0
   With
                      8        Shared Dispositive Power
                                      0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                             0

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                             [  ]

11       Percent of Class Represented By Amount in Row (9)

                              0%

12       Type of Reporting Person (See Instructions)

                              IA

                                                              Page 9 of 15 Pages

Item 1(a)      Name of Issuer:

               Centene Corporation (the "Issuer")

Item 1(b)      Address of the Issuer's Principal Executive Offices:

               7711 Carondelet Avenue, Suite 800, St. Louis, Missouri 63105

Item 2(a)      Name of Person Filing:

               The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

               i)   Strategic Investment Partners Limited ("SIPL");

               ii)  Quasar International Partners C.V. ("Quasar");

               iii) Quantum Industrial Partners LDC ("QIP");

               iv)  QIH Management Investor, L.P. ("QIHMI");

               v)   QIH Management LLC ("QIH Management");

               vi)  Soros Fund Management LLC ("SFM LLC"); and

               vii) Mr. George Soros ("Mr. Soros").

               This Statement relates to Shares (as defined herein) formerly held for the account of SIPL.

Item 2(b)      Address of Principal Business Office or, if None, Residence:

               The address of the principal business office of each of SIPL, Quasar and QIP is Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. The principal business office of each of QIHMI, QIH Management, SFM LLC and Mr. Soros is 888 Seventh Avenue, 33rd Floor, New York, NY 10106.

                                                             Page 10 of 15 Pages


Item 2(c)      Citizenship:

               1)    SIPL is a Cayman Islands corporation;

               2)    Quasar is a Netherlands Antilles partnership;

               3)    QIP is a Cayman Islands exempted limited duration company;

               4)    QIHMI is a Delaware limited partnership;

               5)    QIH Management is a Delaware limited liability company;

               6)    SFM LLC is a Delaware limited liability company; and

               7)    Mr. Soros is a United States citizen.


Item 2(d)      Title of Class of Securities:

               Common Stock, par value $0.001 per share (the "Shares").

Item 2(e)      CUSIP Number:

               15135B101

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

               This Item 3 is not applicable.

Item 4.        Ownership:

Item 4(a)      Amount Beneficially Owned:

               As of December 31, 2002, each of SIPL, Quasar, QIP, QIHMI, QIH Management, SFM LLC and Mr. Soros may no longer be deemed the beneficial owner of any Shares.

Item 4(b)      Percent of Class:

               The number of Shares of which each of SIPL, Quasar, QIP, QIHMI, QIH Management, SFM LLC and Mr. Soros may be deemed to be the beneficial owner constitutes 0% of the total number of Shares outstanding.

Item 4(c)      Number of shares as to which such person has:

     SIPL, Quasar, QIP, QIHMI, QIH Management, SFM LLC and Mr. Soros
     ---------------------------------------------------------------

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:            0

                                                             Page 11 of 15 Pages


Item 5.        Ownership of Five Percent or Less of a Class:

               If this statement is being filed to report the fact that the Reporting Persons have ceased to be the beneficial owners of more than five
percent of the class of securities, check the following:                     [X]

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

               This Item 6 is not applicable.

Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the  Security  Being  Reported on by the Parent  Holding
               Company:

               This Item 7 is not applicable.

Item 8.        Identification and Classification of Members of the Group:

               This Item 8 is not applicable.

Item 9.        Notice of Dissolution of Group:

               This Item 9 is not applicable.

Item 10.       Certification:

               This Item 10 is not applicable.

                                                             Page 12 of 15 Pages


                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  February 14, 2003              STRATEGIC INVESTMENT PARTNERS LIMITED


                                      By: /s/ Richard D. Holahan, Jr.
                                          --------------------------------------
                                           Richard D. Holahan, Jr.
                                           Attorney-in-Fact

Date:  February 14, 2003              QUASAR INTERNATIONAL PARTNERS C.V.


                                      By: /s/ Richard D. Holahan, Jr.
                                          --------------------------------------
                                           Richard D. Holahan, Jr.
                                           Attorney-in-Fact

Date:  February 14, 2003              QUANTUM INDUSTRIAL PARTNERS LDC


                                      By: /s/ Richard D. Holahan, Jr.
                                          --------------------------------------
                                           Richard D. Holahan, Jr.
                                           Attorney-in-Fact

Date:  February 14, 2003              QIH MANAGEMENT INVESTOR, L.P.

                                      By:   QIH Management LLC,
                                            its General Partner

                                      By:   Soros Private Funds Management LLC,
                                            its Managing Member

                                      By:   George Soros,
                                            its Sole Member

                                      By: /s/ Richard D. Holahan, Jr.
                                          --------------------------------------
                                           Richard D. Holahan, Jr.
                                           Attorney-in-Fact

                                                             Page 13 of 15 Pages


Date:  February 14, 2003              QIH MANAGEMENT LLC

                                      By:   Soros Private Funds Management LLC,
                                            its Managing Member

                                      By:   George Soros,
                                            its Sole Member

                                      By: /s/ Richard D. Holahan, Jr.
                                          --------------------------------------
                                           Richard D. Holahan, Jr.
                                           Attorney-in-Fact

Date:  February 14, 2003              SOROS FUND MANAGEMENT LLC


                                      By: /s/ Richard D. Holahan, Jr.
                                          --------------------------------------
                                           Richard D. Holahan, Jr.
                                           Assistant General Counsel

Date:  February 14, 2003              GEORGE SOROS


                                      By: /s/ Richard D. Holahan, Jr.
                                          --------------------------------------
                                           Richard D. Holahan, Jr.
                                           Attorney-in-Fact

                                                             Page 14 of 15 Pages


                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------


F.        Power  of  Attorney,  dated  as of  October  30,  2002,
          granted by Mr. George Soros in favor of Mr.  Armando T.
          Belly,  Ms.  Jodye  Anzalotta,  Mr. John F. Brown,  Ms.
          Maryann Canfield,  Mr. Richard D. Holahan,  Jr. and Mr.
          Robert Soros............................................        15

                                                             Page 15 of 15 Pages


                                    EXHIBIT F

                                POWER OF ATTORNEY


KNOW ALL MEN BY THESE PRESENT, that I, GEORGE SOROS, hereby make, constitute and appoint each of Armando T. Belly, Jodye Anzalotta, JOHN F. BROWN, Maryann Canfield, Richard D. Holahan, Jr. and Robert Soros acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Chairman of, member of or in other capacities with Soros Fund Management LLC ("SFM LLC") and each of its affiliates or entities advised by me or SFM LLC, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to
Section 13(f) of the Act.

All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

Execution of this power of attorney revokes that certain Power of Attorney dated as of the 15th day of January 2002 with respect to the same matters addressed above.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 30th day of October, 2002.



                                                 /s/ George Soros
                                                 -------------------------------
                                                 GEORGE SOROS